EXHIBIT 99.1

Maxcom Telecomunicaciones, S.A.B. de C.V.

Second Quarter 2014 Results

Second Quarter 2014 Results

MAXCOM REPORTS RESULTS FOR THE SECOND QUARTER OF 2014

Mexico City, July 28th, 2014. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, announced today its unaudited financial and operating results for the quarter ended June 30th, 2014.

NOTE: The monetary amounts in this report have been presented in accordance to International Financial Reporting Standards (IFRS). Amounts are expressed in millions of current Mexican Pesos.

Business Management: Operative Highlights

o	Total company Revenue Generating Units or RGUs, decreased by 3% to 623,709 in 2Q14 compared to the same period of the last year. The Company registered RGU net connections of minus 20,475 during the year. The difference mainly due by disconnection of approximately 34 thousand RGUs with low ARPU during the 4Q13.
o	As a result of the disconnections mentioned, total company customer base decreased by 9% to reach 256,842 customers.
o	When compared to the same period of last year, voice RGUs decreased 8% reaching 344,527. Voice RGUs include residential voice, commercial voice, public telephone lines and wholesale lines.
o	Data residential RGUs increased by 15% to reach 163,606 compared to 141,950 in 2Q13.
o	The number of coin operated public phones totaled 34,296, presenting a decrease of 5% in comparison to those in 2Q13.
o	The total mobile RGUs base reached 42,209 units which is 21% less than the number registered in 2Q13.
o	Pay TV number of RGUs reached 70,452 which represent a decrease of 2% with respect to the figure recorded in 2Q13.
o	The residential RGU per customer rate, had a marginally increase at 1.9 with respect at the same ratio of 2Q13.
o	The commercial RGU per customer rate went from 24.9 in the 2Q13 to 33.1 at the end of the 2Q14.

2Q14	Concept	2Q13
254,035	Residential Customers	279,900
203,243	Voice	237,737
162,036	Data	140,203
28,292	Mobile	30,142
62,081	TV	65,591

488,317	Residential RGUs	514,230
212,117	Voice	247,185
163,606	Data	141,950
42,142	Mobile	53,078
70,452	TV	72,017
1.9	RGU per Residential Customer	1.8

2,807	Commercial Customers	3,059
2,522	Voice	2,746
1,341	Data	1,398
12	Mobile	19
178	Other	182

92,971	Commercial RGUs	76,097
89,989	Voice	72,826
2,642	Data	2,919
67	Mobile	80
273	Other	272
33.1	RGU per Commercial Customer	24.9

34,296	Public Telephony RGUs	36,060

8,125	Wholesale RGUs	17,797

623,709	Total RGUs	644,184

344,527	Voice RGUs (voice lines in service)	373,868
256,842	Total Number of Customers	282,959

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Second Quarter 2014 Results

Business Management: Revenues and Expenses

Revenues

Reported revenues for the second quarter of 2014 amounted Ps.675 million, presenting an increase of 6% compared to the same quarter of last year. This increase is due to the outstanding performance of the wholesale business unit.

	2Q14		2Q13		D%
Residential	Ps.	221	Ps.	250	(12)%
Commercial		159		164	(3)%
Public Telephony		32		39	(18)%
Wholesale		259		178	46%
Other Revenue		4		4	-
Total	Ps.	675	Ps.	635	6%

Total Maxcom revenues for the six months ended on June 30th reach the figure of Ps.1,324 million, which represent an increase of 9% with respect to revenues of Ps.1,218 million recorded cumulatively in the same period of 2013.

	6M14		Weight %	6M13		Weight %	D%
Residential	Ps.	447	34%	Ps.	502	40%	(11)%
Commercial		345	26%		324	27%	6%
Public Telephony		65	5%		73	6%	(11)%
Wholesale		458	34%		311	26%	47%
Other Revenue		9	1%		8	1%	13%
Total	Ps.	1,324	100%	Ps.	1,218	100%	9%

Residential

This segment represented 33% of total revenues during 2Q14, a lower participation than the obtained during 2Q13, of 39%. Compared to 2Q13, revenues in this business unit had a decrease of 12% (Ps.29 million), the variation is explained by the termination of an agreement linked to the MVNO contract and a decrease in recurrent charges and usage.

For the six months ended on June 30th, 2014, revenues for the residential business totaled Ps.447 million, a decrease of 11% in comparison with the Ps.502 million registered in the same period of 2013.

The average revenue per unit (“ARPU”) for the residential business was Ps.152 in the 2Q14, 4% lower than ARPU of Ps.158 registered in 2Q13.

The rate of RGU per customer marginally increased to 1.9 during the 2Q14 with respect at the 2Q13.

Commercial

Revenues of the commercial segment represented 24% of total revenues during the 2Q14, compared to 26% recorded in the 2Q13. Revenues reached Ps.159 million, a decrease of 3% in comparison with Ps.164 million registered during 2Q13.

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Second Quarter 2014 Results

For the six months ended on June 30th, 2014, revenues for the commercial business were Ps.345 million, representing an increase of 6% in comparison with the Ps.324 million registered in the same period of 2013.

Commercial business ARPU during 2Q14 was Ps.596, below than Ps.753 recorded in 2Q13.

The number of RGUs per commercial customer increased 33% to 33.1 RGUs per customer when compared to 24.9 reached in 2Q13.

Public Telephony

The public telephony income represented 5% of total revenues in 2Q14. Revenues reached Ps.32 million, a decrease of 18% (Ps.7 million) in comparison to Ps.39 million obtained in the same period in 2013. The decrease in revenues is attributed to a reduction in network usage, as well as a minor number of telephones in operation.

For the six months of 2014, the revenues from public telephony were Ps.65 million, which compares with the Ps.73 million of the first semester of 2013, a decrease of 11%.

Wholesale

In 2Q14, wholesale revenues increased by 46% (Ps.81 million) reaching Ps.259 million, compared to Ps.178 million registered during the same period in the previous year. The growth in this business unit was due to the increase in the international traffic carried through our network.

In cumulative way, for the first semester of 2014 income of wholesale business unit registered Ps.458 million, representing an increase of 47% in comparison with the income of Ps.311 million recognized in the same period of the previous year.

Other Revenues

Other revenue concept contributed marginally and reached Ps.4 million, same figure of 2Q13. These revenues during the first six months of 2013 reached Ps.9 million, slightly higher than Ps.8 million of the same period of 2013.

Network Operation Cost

Network Operation Costs in 2Q14 increased by 33% or Ps.92 million to reach Ps.371 million in comparison to Ps.278 million in 2Q13. This increase was mainly due to additional Ps.93 million incurred in interconnection costs and technical expenses, partially offset by Ps.2 million decrease in installation expenses.

For the period of 6 months ended on June 30th, 2014, the total network operation costs amounted Ps.697 million, compared to Ps.513 million in the same period of the last year; a variation of 36%. In both cases, quarterly and semiannually, the variation mainly derived from the important increase in the international traffic termination costs related to the wholesale business.

SG&A

SG&A expenses were Ps.172 million in 2Q14 a 1% or Ps.2 million increase in comparison to the Ps.170 million reported in the same period of 2013. In the first six months of 2014 expenses amounted to Ps.345 million, the same figure of the first semester of last year.

EBITDA and Adjusted EBITDA

EDITDA for 2Q14 was Ps.131 million, below the Ps.187 million registered in the same period last year. EBITDA Margin was 19% during the period, lesser that the 29% registered in 2Q13. For the six months ended June 30th, 2014, EBITDA amounted to Ps.281 million, a 22% decrease in comparison to the Ps.360 million recorded in the same period of 2012. EBITDA margin for the six months of 2014 was 21%, lower than the 30% of the same period 2013.

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Second Quarter 2014 Results

Adjusted EBITDA for 2Q14 was Ps.131 million, 26% or Ps.47 million below than the Ps.178 million registered in the same period last year. Adjusted EBITDA Margin was 19% during the period, lower than the 28% registered in the same period of 2013.

Operating Income (Loss)

The Company registered an operating income for 2Q14 of Ps.23 million, an increase in comparison to an operating loss of Ps.34 million reported in the same period of 2013. For the six months ended June 30th, 2014 the company reported an operating income of Ps.69 million, above at the operating loss of Ps.6 million reported in the same period previous year.

Comprehensive Financial Result

During the quarter, the Company registered a net financing cost of Ps.50 million, in comparison with a loss of Ps.192 million registered in the same period of 2013, the variation of Ps.142 million is mainly explained by less interest expenses and a better exchange rate result.

	2Q14	2Q13	ΔPs.	D%
Interest Expense	30	79	(49)	(62)%
Interest (Income)	(2)	(6)	4	-
Exchange Rate (Gain) Loss – Net	22	119	(97)	(82)%
Total	50	192	(142)	(74)%

For the six months ended June 30th, 2014, comprehensive financial loss for the Company reached Ps.113 million, compared to the Ps.169 million recorded in the same period of 2013.

Taxes

At the end of the 2Q14, the Company did not recorded taxes.

Net Income

The Company posted a net loss during 2Q14 of Ps.26 million, in comparison to the net loss of Ps.226 million reported in the same period of 2013, the effect is a lower loss in 88%. For the six months ended on June 30th, 2014, the Company registered a net accumulated loss of Ps.45 million in comparison to the net loss of Ps.175 million recorded in the same period of 2013.

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Second Quarter 2014 Results

Liquidity and Capital Sources

	Second Quarter Ended	Second Quarter Ended
Millions of Pesos	June 30, 2014	June 30, 2013
Resources from Operations and Working Capital	39	167
CAPEX	(131)	(135)
Free Cash Flow	(92)	32
Financing Activities	(68)	(21)
Cash and Financial Instruments at the Start of the Period	1,955	105
Cash and Financial Instruments at the End of the Period	1,795	116

	Six Months Ended	Six Months Ended
Millions of Pesos	June 30, 2014	June 30, 2013
Resources from Operations and Working Capital	89	170
CAPEX	(225)	(226)
Free Cash Flow	(136)	(56)
Financing Activities	(23)	25
Cash and Financial Instruments at the Start of the Period	1,954	147
Cash and Financial Instruments at the End of the Period	1,795	116

Capital Expenditures

The Capital Expenditures during the period totaled Ps.131 million, a marginal decrease of 3% or Ps.4 million of the amount invested in 2Q13. Capital Expenditures were primarily used to support new commercial and residential RGUs, as well as for telephone network systems and equipment.

For the six months ended June 30th, 2014 capital expenditures reached Ps.225 million, slightly below the Ps.226 million recorded in the same period of 2013.

Indebtedness

At June 30th, 2014 the Company reported its Indebtedness level at Ps.2,296 million. The Company’s leverage ratio measured by Debt to EBITDA is at 4.25 times and the Net Debt to EBITDA is at 0.93 times during this period.

Comparative leverage ratios:

	2Q14	1Q14	2Q13
Net Debt/EBITDA LTM	0.93	0.65	3.23

Additional Information

The Company confirms its commitment with the process of improving its operations while maintaining a healthy capital structure to allow the flexibility to respond to the constant changes in the industry. In addition to this improvement, Maxcom has a positive envision regarding the convergence in the telecommunications industry in Mexico.

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Second Quarter 2014 Results

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

México, D.F., México

(52 55) 4770-1170

rodrigo.wright@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in Maxcom’s U.S. Securities and Exchange Commission filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. Maxcom cautions readers that any forward-looking statement in this press release or made by the company’s management involves risks and uncertainties that may change based on various important factors not under Maxcom’s control. These forward-looking statements represent Maxcom’s judgment as of the date of this press release. Maxcom disclaims any intent or obligation to update these forward-looking statements.

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Second Quarter 2014 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT FINANCIAL POSITION IFRS

Thousand of Mexican Pesos (''Ps.'')

	As of June 30,		As of June 30,		vs 2Q 2013
	2014		2013		Var $		Var %
ASSETS:
CURRENT ASSETS:
Cash and financial instruments	Ps.	1,795,228	Ps.	116,220	Ps.	1,679,008	1,445%
		1,795,228		116,220		1,679,008	1,445%
Accounts receivable:
Customers, net of allowance		635,629		678,947		(43,318)	(6)%
Value added tax refundable		133,874		64,927		68,947	106%
Other sundry debtors		43,051		93,032		(49,981)	(54)%
		812,554		836,906		(24,352)	(3)%

Inventory		29,011		17,201		11,810	69%
Prepaid expenses		17,449		29,452		(12,003)	(41)%
Total current assets		2,654,242		999,779		1,654,463	165%

Frequency rights, net		6,544		15,796		(9,252)	(59)%
Telephone network systems and equipment, net		2,876,317		3,827,922		(951,605)	(25)%
Intangible assets, net		92,133		111,637		(19,504)	(17)%
Deposits		8,663		8,436		227	3%
Deferred taxes		8,794		9,793		(999)	(10)%
Other assets		2,151		2,151		-	-

Total assets	Ps.	5,648,844	Ps.	4,975,514	Ps.	673,330	14%

LIABILITIES
CURRENT LIABILITIES:
Interest payable		6,019		147,450		(141,431)	(96)%
Accounts payable and accrued expenses		370,203		439,827		(69,624)	(16)%
Notes payable		-		6,453		(6,453)	(100)%
Customers deposits		2,317		2,095		222	11%
Hedging valuation		1,868		-		1,868	#DIV/0!
Payroll and other taxes payable		34,451		12,086		22,365	185%
Total current liabilities		414,858		607,911		(193,053)	(32)%

LONG-TERM LIABILITIES:
Senior notes		1,930,688		2,294,620		(363,932)	(16)%
Notes payable		-		5,275		(5,275)	(100)%
Other accounts payable		39,404		26,864		12,540	47%
Pensions and post-retirement obligations		5,079		5,574		(495)	(9)%
Other long term liabilities		85,085		30,298		54,787	181%
Long Term Liabilities		2,060,256		2,362,631		(302,375)	(13)%
Total liabilities	Ps.	2,475,114	Ps.	2,970,542	Ps.	(495,428)	(17)%

SHAREHOLDERS' EQUITY
Capital stock		7,081,901		4,827,500		2,254,401	47%
Premium on capital stock		40,033		4,873		35,160	722%
Accumulated deficit		(3,903,422)		(2,652,693)		(1,250,729)	(47)%
Net profit (loss) for the period		(44,782)		(174,708)		129,926	74%
Total shareholders' equity	Ps.	3,173,730	Ps.	2,004,972	Ps.	1,168,758	58%

Total liabitilies and equity	Ps.	5,648,844	Ps.	4,975,514	Ps.	673,330	14%

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Second Quarter 2014 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 month ended June 30,						vs 3M 2013			6 months ended June 30,						vs 6M 2013
	2014		%	2013		%	$ var		% var	2014		%	2013		%	$ var		% var

TOTAL REVENUES	Ps.	674,566	100%	Ps.	635,665	100%	Ps.	38,901	6%	Ps.	1,323,126	100%	Ps.	1,218,020	100%	Ps.	105,106	9%

Network operating services		332,572	49%		244,248	38%		88,324	36%		617,778	47%		441,652	36%		176,126	40%
Technical expenses		37,448	6%		31,917	5%		5,531	17%		78,117	6%		66,623	5%		11,494	17%
Installation expenses		749	0%		2,285	0%		(1,536)	(67)%		1,020	0%		4,646	0%		(3,626)	(78)%
Cost of network operation		370,769	55%		278,450	44%		92,319	33%		696,915	53%		512,921	42%		183,994	36%

GROSS PROFIT		303,797	45%		357,215	56%		(53,418)	(15)%		626,211	47%		705,099	58%		(78,888)	(11)%

Selling, general and administrative expenses		172,462	26%		170,179	27%		2,283	1%		344,728	26%		345,009	28%		(281)	-

EBITDA		131,335	19%		187,036	29%		(55,701)	(30)%		281,483	21%		360,090	30%		(78,607)	(22)%

Depreciation and amortization		92,108			155,200			(63,092)	(41)%		183,968			272,138			(88,170)	(32)%
Other (Income) Expense		15,825			35,160			(19,335)	(55)%		29,000			63,168			(34,168)	(54)%
Restructuring		-			-			-	-		-			-			-	#DIV/0!

Operating income (loss)		23,402			(34,039)			57,441	169%		68,515			(5,931)			74,446	1,255%

Comprehensive (income) cost of financing:
Interest expense		29,615			79,233			(49,618)	(63)%		67,600			142,269			(74,669)	(52)%
Interest (income) loss, net		(1,778)			(5,598)			3,820	68%		(17,983)			(5,316)			(12,667)	(238)%
Exchange (income) loss, net		21,609			118,617			(97,008)	(82)%		63,680			31,824			31,856	100%
		49,446			192,252			(142,806)	(74)%		113,297			168,777			(55,480)	(33)%

INCOME (LOSS) BEFORE TAXES		(26,044)			(226,291)			200,247	88%		(44,782)			(174,708)			129,926	74%

Taxes:
Income tax		-			-			-	-		-			-			-	-
Defered Income Tax		-			-			-	-		-			-			-	-
Total tax		-			-			-	-		-			-			-	-

NET INCOME (LOSS)	Ps.	(26,044)		Ps.	(226,291)		Ps.	200,247	88%	Ps.	(44,782)		Ps.	(174,708)		Ps.	129,926	74%

Weighted average basic shares		2,421,869			789,819						2,421,869			789,819
Weighted average fully diluted		2,421,869			800,216						2,421,869			800,216

Earnings per share basic		(0.01)			(0.29)						(0.02)			(0.22)
Earnings per share diluted		(0.01)			(0.28)						(0.02)			(0.22)

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Second Quarter 2014 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IFRS

Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2012	Ps.	4,814,428	Ps.	3,592	Ps.	(2,652,693)	Ps.	-	Ps.	2,165,327

Reclassification of additional paid-in capital		13,072		-		-		-		13,072

Stock option plan		-		1,281		-		-		1,281

Comprehensive net loss		-		-		(174,708)		-		(174,708)

Balances as of June 30, 2013	Ps.	4,827,500	Ps.	4,873	Ps.	(2,827,401)	Ps.	-	Ps.	2,004,972

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2013	Ps.	7,028,634	Ps.	40,033	Ps.	(3,903,422)	Ps.	-	Ps.	3,165,245

Increased in capital Stock		53,267		-		-		-		53,267

Stock option plan		-		-		-		-		-

Comprehensive net loss		-		-		(44,782)		-		(44,782)

Balances as of June 30, 2014	Ps.	7,081,901	Ps.	40,033	Ps.	(3,948,204)	Ps.	-	Ps.	3,173,730

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Second Quarter 2014 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 months ended June 30,				vs 2013			6 months ended June 30,				vs 2013
	2014		2013		$ var		% var	2014		2013		$ var		% var

Operating Activities:
Income before taxes	Ps.	(26,044)	Ps.	(226,291)	Ps.	200,247	88%	Ps.	(44,782)	Ps.	(174,708)	Ps.	129,926	74%

Items without cash flow		149,081		372,430		(223,348)	(60)%		320,430		436,537		(116,106)	(27)%
Cash flow from income/loss before taxes		123,037		146,139		(23,101)	(16)%		275,648		261,829		13,820	5%

Cash flow from:
Accounts receivables		(19,845)		7,051		(26,896)	(381)%		(25,758)		(33,830)		8,072	24%
Inventory		(908)		3,088		(3,996)	(129)%		(12,314)		1,121		(13,435)	(1,198)%
Accounts payables		(37,370)		37,834		(75,204)	(199)%		194		(1,111)		1,305	117%
Other assets and liabilities		(25,363)		(26,223)		859	3%		(148,326)		(58,006)		(90,321)	(156)%
Cash flow from operation activities		(83,486)		21,750		(105,237)	(484)%		(186,204)		(91,826)		(94,379)	(103)%

Net cash flow from operating activities		39,551		167,889		(128,338)	(76)%		89,444		170,003		(80,559)	(47)%

Cash flow from:
Telephone network systems and equipment, net		(131,279)		(135,083)		3,804	3%		(225,046)		(225,496)		450	-
Cash flow from capital expeditures		(131,279)		(135,083)		3,804	3%		(225,046)		(225,496)		450	-

Cash in excess/(required) to be used in financing activities		(91,728)		32,806		(124,534)	(380)%		(135,602)		(55,493)		(80,109)	(144)%

Cash flow from :

Vendor financing		-		2,068		(2,068)	(100)%		(8,348)		1,067		(9,415)	(882)%
Capital stock		202		4,335		(4,133)	100%		53,267		13,072		40,195	100%
Additional paid in capital		-		-		-	#DIV/0!		-		9		(9)	(100)%
Other financing activities		(67,781)		(27,733)		(40,048)	(144)%		(67,781)		11,049		(78,830)	(713)%
Cash flow from financing activities		(67,579)		(21,330)		(46,249)	(217)%		(22,862)		25,197		(48,059)	(191)%

Increase (decrease) in cash and temporary investments		(159,307)		11,476		(170,783)	(1,488)%		(158,464)		(30,296)		(128,168)	(423)%

Cash and financial instruments at beginning of the period		1,954,535		104,744		1,849,791	1,766%		1,953,692		146,516		1,807,176	1,233%
Cash and cash equivalents at the end of the period	Ps.	1,795,228	Ps.	116,220	Ps.	1,679,008	1,445%	Ps.	1,795,228	Ps.	116,220	Ps.	1,679,008	1,445%

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